Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Company Registry (NIRE): 33300032266

NOTICE TO THE MARKET

Gerdau (“Company”) hereby informs its shareholders and the general market that, on the date hereof, it concluded the operation to form a joint venture, based on the sale of 50% of its interest in Gerdau Diaco, in Colombia, with Putney Capital Management, which is already a partner in its operations in the Dominican Republic, in addition to the Notice to the Market released in March 23.

The transaction is aligned with the process to optimize Company’s asset portfolio with a focus on boosting profitability and deleveraging.

Porto Alegre, June 30, 2017

Harley Lorentz Scardoelli

Executive Officer

Investor Relations Officer